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                                                     Filed by Allen Telecom Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                             Subject Company: Allen Telecom Inc.
                                                    Commission File No.: 1-06016


         This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

         The following is a transcript of a teleconference and webcast held on February 18, 2003 by representatives of Andrew Corporation and Allen Telecom Inc. with members of the financial analyst community and the public.


                               ALLEN TELECOM INC.

                           MODERATOR: CHARLES NICHOLAS
                                FEBRUARY 18, 2003
                                  10:00 A.M. CT



Operator: Good day, and welcome to the Andrew Corporation and Allen Telecom
     Investment Community conference call. Today's call is being recorded.

     At this time, I'd like to turn the conference over to Mr. Chuck Nicholas, Vice Chairman and Chief Financial Officer. Please go ahead, sir.

Charles Nicholas: Thank you, operator, and good morning, everyone. And thank you for joining us today to discuss Andrew's agreement to acquire Allan, a transaction that we believe significantly enhances Andrew's position as the leading end-to-end RF solutions provider. Here this morning are Floyd English, Chairman of Andrew, Ralph Faison, President and CEO of Andrew, Phil Colburn, Chairman of Allen, Robert Paul, President and CEO of Allen, and Bob Youdelman, CFO of Allen.

     But before we get into the interesting stuff, I need to read the obligatory Safe Harbor statement. Some of the statements we'll be making today are forward-looking statements, and we caution our listeners and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the company's ability to integrate this acquisition and to realize the synergies and cost savings anticipated from the transaction, the effects of competitive products and pricing, economic and political conditions that may impact

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     customers' ability to fund purchases of our products and services, the company's ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end use demands for wireless communications services, and other business factors. Investors should also review other risks and uncertainties discussed in the company's documents filed with the Securities & Exchange Commission.

     With all of that said, let me turn the call over to Ralph Faison - Ralph.

Ralph Faison: Thank you, Chuck, and welcome, everybody. As you might imagine, I am very excited to share our news with you this morning. Bob Paul and Chuck Nicholas will have a few words to say a bit later, but first I wanted to cover a few prepared comments about the strategic transaction and how we believe it'll transform both our company and the $20 billion wireless infrastructure subsystems industry.

     As you may know, Andrew has a product portfolio of unrivaled breadth. We support traditional TDMA, CDMA and GSM wireless standards, as well as all the emerging 3G technologies. Andrew is established leader in coaxial cables and connectors, power amplifiers, terrestrial microwave antennae systems and the technology leader in bay station antennas. Our products and expertise are found in communications systems everywhere. This includes wireless and distributed communication, LAN mobile radio, cellular and personal communications, broadcast, radar and navigation. Our blue chip customer base of thousands of customers and 170 different countries includes the most important operators and OEMs within the industry.

     Allen is one of the leading suppliers of filters, bay station antennas, network geo-location solutions and in building solutions. Allen brings to Andrew a highly complementary portfolio of advanced products and a dedicated and highly skilled employee base to support it. Founded in 1926 by a former chief engineer for Henry Ford, Allen has a proud history as a pioneer and innovator in technology and telecommunications. Allen went public in the 1960s and is today an acknowledged leader, known for quality products and services.

     The business combination of Andrew and Allen will bring together two strong, dynamic, leading edge innovators. Following completion of the transaction, expected before the end of first half of 2003, Allen will be stronger, even - Andrew will be stronger, even more dynamic and even better
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     positioned strategically, technologically, operationally and financially.
     This will create growth opportunities throughout our business.

     With Allen, Andrew will uniquely - will be uniquely positioned in the industry to generate both accelerated near term growth from its expanded presence in key market segments and to better capture the significant longer term opportunity in the $20 billion wireless infrastructure subsystems market. This positioning directly supports our overall objective of building stockholder value. Let me talk strategically. The transaction extends Andrew's global leadership in the wireless infrastructure subsystems market. The combining company will be the number one global supplier of coaxial cables, power amplifiers, terrestrial microwave antennas, network geo-location solutions, repeaters and in building solutions. And it'll be the number two merchant provider of filters and bay station antennas. Furthermore, the transaction enables the combined company to provide total customer solutions including virtually the entire bay station RF footprint, integrating access components such as filters and amplifiers, to better meet the evolving performance and cost efficiency requirements of our customers. As a leader in all major wireless RF subsystems infrastructure statement, our wireless service provider and OEM customers will benefit from the availability of our one-stop shopping for all of their wireless subsystems infrastructure needs. We expect that our comprehensive product offering, combined with other factors that I'll discuss in a moment, will increase customer penetration and advance our strategy to diversify even further our product offerings and create new revenue streams.

     Let me talk from a technological perspective. We are acquiring one of the leading innovators in emerging growth markets. Allen will give us immediate access to leading technology supporting advanced filters, bay station antennas, in building solution and network geo-location solutions. Following the acquisition, Andrew's combined annualized 2003 R&D spending will be more than $90 million. That's the largest R&D program by a magnitude of two in the industry. I think this demonstrates our focus on expanding our technological leadership, maximizing support to our customers, increasing design wins and improving our time to market advantage. It will also allow us to continue to drive the integration of our expanding product line within the wireless bay station. Let's talk about the operations. We are adding to our already strong and seasoned management team, a company of great business people and technologists, with complementary knowledge and

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     insight. We know our Allen colleagues well and respect them highly. I am very pleased that Bob Paul and Phil Colburn will join our board, lending their considerable talent and vision to our strategic direction. While we can't affect the integration of the two companies until the transaction is completed, we will be forming a transition team in which our senior executives and that of Allen's will actively participate and have as its principle objective a smooth, seamless transition, focused on building a company with unparalleled ability to provide maximum value in the wireless infrastructure subsystems industry. Our customers clearly demand the maximum value from their capital expenditures, and it is this focus on customer needs and demands that will guide the integration of Andrew and Allen business.

     Andrew has significant experiences with the integration of new businesses into its overall structure, a skill that was recently proven with the successful integration of businesses of Salient over the past year. At the heart of our integration of Andrew and Allen will be a focus on the establishing a single organizational structure that effectively and efficiently develops, manufactures and markets, supplies and services those products and solutions to the customers that the customers expect and demand.

     Finally, this is a landmark transaction that will fundamentally redefine the dynamics of our industry. It creates a company with unparalleled scale and financial strength to offer the most comprehensive solutions in the industry. It further extends Andrew's leadership within our rapidly consolidating industry and strengthens Andrew's strategic position to continue to lead the industry through its consolidation phase and future growth, a strategy initially articulated by our chairman, Floyd English.

     So, now I'd like to turn the call over to Bob Paul, President and CEO of Allen, to offer his perspective on this exciting transaction. Bob has been a driving force in Allen for over 32 years. And what this means to the Andrew board, he will become one of my bosses. So, the floor is now yours, Bob.

Robert Paul: Thank you, Ralph. Let me begin by saying that my colleagues at
     Allen fully share my enthusiasm and excitement about the potential of this transaction. We are convinced we can accomplish more as part of Andrew, the leading end-to-end RF solutions provider, than we could on a stand-alone basis.
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     This transaction brings together two strong entrepreneurial organizations with complementary products, skill sets, customer bases and target markets. By leveraging our combined technologies and financial and human resources, Andrew will be able to expand on its leading market position and broad product portfolio to present to all the customers and even more comprehensive and diverse offering in the radio frequency subsystem infrastructure industry. As a part of Andrew, we will have access to new customers, technologies and the enhanced ability to serve customers by offering the broad range of products and services. Our industry-leading technology in filters, antennas, network geo-location solutions and repeater and in building solutions will enjoy the strong support of the entire Andrew organization.

     Our shared management vision with the Andrew team will allow us to accelerate our product development initiatives and help position the combined company to participate in enhanced market opportunities and growth alternatives. For Allen shareholders, this transaction provides an immediate proof in on their investment as well as the significant opportunity to benefit from the growth of Andrew going forward by virtue of their continuing investment.

     I'd now like to ask Chuck Nicholas to address some of the key financial elements of this transaction - Chuck.

Charles Nicholas: Thanks, Bob. Financially, Andrew will have combined pro forma revenue of $1.3 billion for the 12 months ended December 31, 2002, with a much more diversified product mix and an expanded presence in exciting growth areas. Building on what Ralph mentioned a few moments ago, we expect that this will give us increased size, scale and financial wherewithal that will appeal to our customers. Following the transaction, Andrew will continue to have a strong balance sheet, strong cash flow and unparalleled strength in our sector, which will give us the financial flexibility to continue to execute our business strategy. Importantly, we expect this transaction to be accretive to Andrew's earnings per share within the first full year following completion of the transaction. It will be structured to qualify as a tax-free exchange.

     We see substantial opportunities for synergies and cost savings, in excess of $40 million annually after the integration, coming from new efficiencies in manufacturing, research and development, sales and purchasing operations.
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     I'd like to now take a few moments to review the terms of the transaction.
     Andrew will acquire Allen in a stock for stock transaction valued at approximately $500 million. Allen shareholders will receive 1.775 shares of newly issued Andrew stock for each Allen share that they currently own. Based on Andrew's closing price of $9.01 per share on Friday, February 14th, the consideration represents a 21 percent premium over Allen's share price on that same day. Following completion of the transaction, on a fully diluted basis, excluding Allen's preferred stock, Andrew shareholders will own approximately 64 percent and Allen shareholders will own approximately 36 percent. We expect the transaction to be completed no later than June 30, 2003, and of course it's subject to Hart-Scott-Rodino clearance and customary closing conditions.

     That concludes our formal remarks concerning the transaction. And now, we'd like to answer your questions - operator.

Operator: Thank you. The question and answer session will be conducted electronically. To ask a question, please press star one at this time. We'll take as many questions as time permits and proceed in the order that you signal us. If you are on a speakerphone, please make sure your mute function is turned off to allow your signal to reach our equipment. Once again, that is star one to ask a question. And we'll pause for just one moment.

     And our first question comes from Wojtek Uzdelewicz of Bear Stearns.

Wojtek Uzdelewicz: Good morning. A couple questions is could you give us a little bit more sense on synergies? Allen historically has been pretty strong in Europe, but you guys have a pretty big operations there with Siemens. On the other hand, Andrew was much more leveraged to the U.S. and Asian markets. Can you kind of give us a little bit more geographic sort of synergies and maybe some of the customers where you both leveraging against each other?

     Second is there's always sort of the question what would be your strategies to go to customers and sell essentially complete solution? Would you offer them bigger discounts? Can you talk a little bit of strategy as a combined to company how you're going to leverage that?

     Somewhat related to that obviously, people have some concerns about the whole issue with Lucent, your exposure. I would assume that the management's done a little homework before doing that. Can you give us an update on that as well?

     And then I have just one quick follow-up on that.
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Ralph Faison: OK, Wojtek, this is Ralph. Let me take your questions in the order, I think, in which you delivered them.

     Let's talk first about synergies. True, we have complementary - fortunately, we have complementary market or geographic coverage here, which of course will be helpful. Where we drive synergies we also have some of the similar products. So let me start. For instance, in the antenna arena, bay station antennas, we have strengths of course in China, in Latin America. Allen has strength in North America. So, that certainly gives us synergies on the marketing side. But on the production side, manufacturing side, we see lots of room for consolidation of those production and manufacturing operations. Of course, there'll be synergy opportunities throughout the SG&A line with, well, starting Bob becomes one of my bosses. We don't need two CEOs. So, as you go across the SG&A lines, we have a significant number of synergies there. Throughout other product categories, filters and amplifiers, we see a good bit of synergies and operational synergies there, combining manufacturing, distribution operations. So, that'll cover some of the synergy areas. And as we pointed out in the release, we look for going out of 2004 a run rate of about a $40 million plus cost synergy with - during '04, the impact of fiscal '04 being accretive with about $20 million worth of savings realized in fiscal year '04.

     When we talk about that one-stop shopping, there's a couple of aspects there. Certainly scale helps, particularly in this industry, where continued price pressure drives continued pressure on cost. Any time we can combine facilities, get larger volume, larger scale, of course, our cost performance is much more efficient.

     In terms of one-stop shopping, it's not just the ability to offer all the components, but the ability to integrate. For instance, a lot of demand from OEMs these days is integrating amplifiers and filters, integrating throughout the bay station and combining housings, combining or using one power supply instead of several. So, that kind of design leverage will also help us offer one better price performance through our OEM customers, but as well better actual performance and quality performance, less interconnect, more integrated product.

     And I have to confess, you had a third portion of that question.

Wojtek Uzdelewicz: Yes. I think there's some concerns in the past you guys mentioned that on the Lucent exposure there with your power amplifier business is that any - is that - we're trying to kind of

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     identify of what could be the risks to the closure of the business. And can you give us a little bit, if you can, an update on the sort of Lucent situation?

Ralph Faison: Sure. Well, of course, in - let's start with just Andrew and Lucent exposure. As we've talked before, of course, Salient had it as its principle customer Lucent. Since the acquisition of Salient by Andrew, we've added five additional OEMs, therefore reducing our amplifier product only exposure to Lucent. Amplifiers as of the last quarter, if you'll recall, we talked about the revenue being about 75 percent Lucent, 25 percent new customers, with that continuing to - exposure in just amplifiers continuing to be reduced to Lucent. Of course, as we bring Allen into Andrew the overall revenue exposure to Lucent significantly reduces again because Allen has a nice base of both existing customers of Andrew as well as incremental business in some of the product areas such as geo-location with a significant revenue stream coming from those products.

     In terms of any changes that the transaction would bring to our Lucent relationship, we see nothing but enhancement, drawing back to the original comment I made around providing integrated products. Andrew has up until this time had a need to build out its capabilities in the filter arena. With Allen joining with us, their forum units being the second largest merchant market filter company out there, certainly brings us great technology, scale and products to then add to the future integrated capability of amplifiers and filters.

Wojtek Uzdelewicz: Great. Just two very quick clarification. You mentioned that the deal is - you expect to close in June. You've got several months away. Do you expect or any expectation it might get second review from government in terms of antitrust or anything like that?

Ralph Faison: You know, Wojtek, that's - if you could predict that for me, I'll hire you as a consultant. It certainly don't matter. We don't expect any issues there. If you think about from where we stand from a product perspective, we don't see any major obstacles at all. There's still a lot of competition out there. And while we are the largest scale player in our industry, our customers certainly are quite a bit larger than us. So, we certainly don't anticipate a problem.

Charles Nicholas: And, Wojtek, you shouldn't - the June 30th - no one should take the June 30th timing estimate as an indicator of expectation of needing additional or extra time to get any of the Hart-Scott-Rodino or SEC or any other clearances. It's not. It's just we think reasonable estimation of getting everything accomplished. And if it can get done on April 30th we'll do it on April 30th.
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Wojtek Uzdelewicz:  Great.  Thank you.

Ralph Faison:  Thank you, Wojtek.

Operator:  Our next question comes from Arindam Basu of Morgan Stanley.

Arindam Basu:  Hi, guys.  How are you?

Ralph Faison:  Good Arindam.  How are you this morning?

Charles Nicholas:  Hi, Arindam.

Arindam Basu: Let's see, Ralph was named CEO last week, this week. You guys haven't been busy at all.

Ralph Faison:  Not a thing here.

Charles Nicholas:  We're going to take a little break next week.

Arindam Basu: Right. Hey, you know, you guys talked a little bit about overlap in terms of product areas. I wanted to get a sense for discussions you've had or what you have on the drawing board in terms of combining filter power amplifier modules. And also, if you could talk about other low hanging fruit in terms of product synergies or in terms of integrated product offerings that you think are readily apparent and being called for from either the carrier customers or from the OEM customer base.

Ralph Faison: OK. Why don't I start and then I'll ask Bob to jump in. As already mentioned, there is an accelerating pace of customer requests around integrating for cost and performance efficiencies inside the bay station cabinet primarily. Amplifiers and filter is the obvious one that we are focused on with this transaction on that product line. So, we're looking - as a bid by bid basis, as you know, our OEM customers still specify pretty specific radio compatible products. On a bid-by-bid basis, we've significantly enhanced our ability to respond to those kinds of products.

     On the other side, just pure synergies around bay station, both products and production and R&D - research and development - design capabilities, of course, will be achieved with the transaction. Bob, you want to...

Robert Paul: Yes. I think that we both have found and have supplied some integrated product to OEMs, because had a fledgling operation in what we thought was some unique technology and power amplifiers in order to supply product. And I know Andrew has internally been developing the filter capability. But when we look at what the other one has, you recognize how far you would have had

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     to go to try to develop that respective business. So, I think our ability to supply those kinds of products is greatly enhanced.

     And I'll give you another good example. We both have some very strong technology in terms of the bay station antenna business, where we competed in different parts of the world at various times. But when you look at the intellectual property, the IP, there's some very unique patents that I know Andrew has that are going to allow us to add new features to some bay station antennas that should be immediate in terms of when the deal is done and closed, which of course the soonest that we can start implementing these changes, should allow us to really offer some unique products. So, we're excited about that.

Arindam Basu: And does this - at first glance it doesn't necessarily change the dynamic of what's going on with the OEM radio. But are there some things that we should be thinking about in terms of being able to approach the OEM radio within the bay station? Obviously that's probably going to be the point of most resistance from the OEM perspective. But does the joint venture and some of that technology give you an entree there as well?

Ralph Faison: Well, certainly, Arindam. I think your first - or in the middle of that your comment around that's an area that is primarily run by the OEM today. And you probably noted that Andrew has had a history of making sure, one, we satisfy customers and not threaten any customers whatsoever. So, to the degree that the OEMs need the help in integrating bay station radios with amplifiers, we think there's some cost saving opportunities there and we certainly do believe we're the best positioned given - well, as I mentioned in my comments, if you look at just the pure R&D girth that we now have on a combined basis, the number of RF engineers, the number of former Bellabs engineers that have radio experience, we think we are uniquely qualified in the industry to provide that service to the OEMs, but only if and when they demand that service. We certainly would never want to be perceived as competing with our large OEM customers.

Arindam Basu: And what's next on the drawing board? Should we be thinking about software? Should we be thinking about other hardware? What do you think there are gaps or potential areas where you're still looking for strengthening of the existing portfolio with the combined Andrew-Allen organization as you see it...

Ralph Faison:  Well, if you...
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Arindam Basu:  ... six months from now?

Ralph Faison: If you look across the RF facet, the RF footprint and you do look at further integration and continued cost pressure and you think about perhaps radio design, software is certainly more and more of a obvious area that we'll need to continue to grow in. One of the things that excites me, if you think about the network-based geo-location business that Allen has today, they have a very strong software content there and a very large - relative to our space, a very large software group that I think we're going to build this - use very much in that full RF path integration.

Arindam Basu:  OK.  Thanks, folks.  Congratulations again.

Ralph Faison:  Thanks.

Operator:  And our next question comes from Mark Jordan of A.G. Edwards.

Mark Jordan:  Good morning, gentlemen.

Ralph Faison:  Hi, Mark.

Mark Jordan: Question concerning the - your European manufacturing structure after this is - this deal is consummated. Reform in Italy and (Mikom) in Germany I know Andrew was restructuring their manufacturing and, I believe, were moving manufacturing to an Eastern European country. Given this merger, how will this impact Andrew's plans and how long do you believe it will take to rationalize your manufacturing in Europe?

Ralph Faison: Sure. Well, as you know, from an Andrew perspective, we are well into our restructuring announcement and taking a lot of manufacturing, particularly the high labor content aspects of our manufacturing, into central Europe. But we are not so far along that we can't increase the size of some of those facilities. And one of the major benefits of this transaction is to reduce the total number of distribution manufacturing assets and consolidate those into more efficient single facilities. We've spent some time with Allen, of course, over the course of the last few months and talking about various areas where synergies may be gained. And we're quite confident that we can combine the best of both in the best areas to, one, stay local for key markets, but, two, the most efficient manufacturing facilities from a labor and our capital content perspective.

Mark Jordan: Do you expect to - that you'll have this all rationalized or transitioned by - in this calendar year?
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Ralph Faison: Well, I wouldn't say - let me go back. Certainly the plans will be developed shortly, the specific plan. In terms of moving this kind of production, it certainly won't be fully completed by the end of this calendar year. We'll certainly be well underway and have a good bit of it done. But I would expect, as you - we noted from our synergy progress, going out of '04, having attained better than $40 million in cost savings, our target that we talked about in the press release, that throughout '04 we'll be continuing to move and consolidate those manufacturing and distribution facilities, which is the principle driver of that $40 million worth of synergies.

Mark Jordan:  OK.  Thank you.

Operator: And our next question comes from Richard Valera of Needham & Company.

Richard Valera: Good morning, gentlemen.

Ralph Faison: Hey, Rich. How are you?

Richard Valera: Good, thanks. Could you just talk about what happens to your - to Allen's convert? Do we just assume that gets converted to common if this goes through?

Charles Nicholas: No, you shouldn't, I don't think, Rich. In fact, it can't. I think Bob Youdelman will be the best one to talk to it.

Robert Youdelman: Yes. What will happen with the convert there are no acceleration provisions as a result of this type of a transaction? So, they will be converted into an Andrew instrument at the closing and will continue to have the same coupon rate on it and will be converted into a conversion into Andrew stock, reflecting the exchange ratios that we talked about up till now. So, it becomes an ongoing Andrew instrument at the closing.

     There is a, as you may recall, a call provision at the third anniversary, which would be in roughly March of 2005. That will be the earliest point in time in which the company could call it, and that would be somewhat dependent upon stock price at that point in time under the provisions of the convert.

Richard Valera: Great. Thanks on that. And it looks like the only two areas where there might be any - of any concern about sort of antitrust issues would be the bay station antenna area and repeaters and in building coverage. Could you - you gave estimates for the combined market shares in those two areas. Could you give some rough feel for what the market shares would be on a stand - for each of the two companies respectively in those two areas as we sit now?


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Ralph Faison: Rich, I don't think we're far enough along to be able to give a specific percentage. What I can tell you is from a bay station antenna perspective and a merchant market perspective, not counting that with the OEM's make, we would be number two in size globally, with a number of substantial competitors in that field. So, it's why we don't feel there'll be a problem.

     On the in building, in building can be a very, very broad category. So, for instance, if you really think about full wireless in building distribution you start looking at companies like - well, let's start with a very big one
     - Cisco, (Foxum) and others. So, if you start looking at that category, it depends on how one would define the category. As you know, we focus on the distributed antenna, RADIAX cable, that kind of extension of the public wireless networks into closed - in closed spaces like tunnels, large public facilities, and along train tracks for that matter.

Robert Paul: Also keep in mind that all of those tests that you were referring to are basically on a country by country basis or market by market, looking at the U.S. as one market, looking at the European community as another. And I think as Chuck mentioned earlier, the strength of the two companies would be different in different markets. So, there might not be as much impact worldwide on any individual markets where, for example, Allen's antenna business - bay station antenna business might be stronger in the U.S., whereas Andrew's might be stronger in the Asian marketplace.

Richard Valera: Great. That's helpful. And just one final question. In terms of talking to your customers about integrated products, can you give us any sense of what - sort of the feedback you're getting in terms of their preference for dealing with a company that can provide, say, at this point an integrated filter power amp solution versus ones that can't and just if there's any more color you can give in terms of what you're hearing from your OEM customers on that front?

Ralph Faison: Well, certainly it's a trend that - it's certainly nothing new. If you look at the history of all electronics, there are conversions into - in some cases - or in most all cases smaller, more compact, more reliable combinations, which were formerly more distributed components. So, nothing new in this particular space. Clearly our OEM customers up until this time have, frankly, as Bob pointed out, given Andrew credit for, "Well, you're great and amplifiers. Can you really assure me that you'd be good in filters so that when I put the trust in you to do an integrated amplifier filter products I'll have the best of both?" I think Allen was seeing the same thing on the filter side, with (forum) being the number two filter manufacturer in the world. Strong - our strength

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ANDREW / ALLEN CORPORATIONS INVESTMENT COMMUNITY CALL

                                                                            1-14


     in filters, but perhaps a question mark around amplifiers. So, clearly our OEM customers - and I can say thus far in our customer calls this morning very nice reaction from our customers and seeing this as a positive move to help them achieve, again, more cost effective and more highly reliable and higher performance capability within the bay station.

Richard Valera: Great. Just one final follow-up. What's your best guess on when you might see production products in the field of an integrated type, the integrated PA filter products in the field? Is that sort of a year out or is that further out than that?

Ralph Faison: No. We're - notwithstanding my comments before, I would say that we have been successful in winning orders, winning bids for integrated amplifier filter products. And we'll be delivering some of those within the current fiscal year.

Richard Valera: Great. That's very helpful. Thanks, gentlemen.

Ralph Faison: Thanks, Rich.

Operator: And our next question comes from Larry Harris of HC Wainwright.

Larry Harris: Yes. Thank you and congratulations on today's announcement.

Ralph Faison: Thank you, Larry.

Charles Nicholas: Thanks, Larry.

Larry Harris: With respect to the cost savings, I just wanted to make sure I have the correct numbers. If I understand it, it would be cost savings of about $20 million in fiscal 2004, that we would exit 2004 at $40 million a year run rate.

Charles Nicholas: That's correct.

Larry Harris: OK, great. Do you anticipate that there might be some restructuring charges, say within a quarter or two after the transaction closes to take account of facility consolidations or relocation of manufacturing and the like? And is there any sizing on that at this point?

Ralph Faison: No. I think it's a little premature, Larry. We need obviously - the organizations need to sit down and work through the requirements that we both see and look at facilities around the world, across the product lines and markets and evaluate what's going to be the best approach to meeting the customers' requirements and the various products and in the various parts of the world. So, we're going to get that done during this interim transition period and be as ready as we

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ANDREW / ALLEN CORPORATIONS INVESTMENT COMMUNITY CALL

                                                                            1-15


     can be at closing to say what's going to happen when and how much is it going to cost and where will those costs go. From a timing standpoint, where will the charges end up?

     So, right now we're not able to make a reasonable estimate of that. Certainly don't want to throw out a commitment until we've got more work done.

Larry Harris: I understand. I understand. And just with respect to the in building coverage and repeater areas, now that you'll be able to, I guess, offer a complete set of different types of solution, would the RADIAX cable perhaps more suited for tunnel applications for buildings, or is it really going to be up to the customer or the application?

Philip Colburn: Yes. Certainly the application is going to dictate the right product. But I think we're going to be in the ideal solution, where we're not going to be having to sell against something that we're not able to provide. If it's a solution that requires or the best approach is to use the coax approach, then that's what would be used. Right now, of course, we argue very strongly for the kinds of products that we would already have in our own breadbasket.

Man: The most cost effective solution will win.

Larry Harris: Great. Great. All right. Well, thank you very much, and congratulations once again.

Ralph Faison: Thanks, Larry.

Operator: And our next question comes from Mario Gabelli of Gabelli Asset
     Management.

Mario Gabelli: Yes. Hi. Since I'm on the side of the bride or the groom, I don't know which Paul and Phil thinks. And just a couple questions. You answered operating synergies. You talked about some possible excess physical assets. Can you talk about balance sheet synergies? I mean, I'm trying to put your pro forma balance sheet together in my analysts that follows Andrews up. Looks like you're going to have about a 165 million fully diluted share after all this is done, including the call on the - assuming the converts (got away).

Charles Nicholas:  A hundred and fifty-three plus the converts.

Mario Gabelli:  OK.  So, about 165?

Charles Nicholas:  Yes.

Mario Gabelli: How about walking down the rest of the balance sheet, like cash, debt, extra - we've got GAAP book, but I don't know what that means in today's world.
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ANDREW / ALLEN CORPORATIONS INVESTMENT COMMUNITY CALL

                                                                            1-16


Charles Nicholas: OK. Cash rise - of course, right now Andrew's cash - net cash positive on a net debt basis and I think Allen at the end of the summer was net debt of about $28 million. So, on a combined basis we're not seeing any significant change or don't expect to see any significant change in our ratios.

Mario Gabelli: How about ratings? Do you think you'll get a bump up from the rating agencies because of the impact of the new size of the company and the new EBITDAs of the combined companies?

Charles Nicholas: Yes, we certainly would, we believe, if we were rated. But we are not rated, so we've not had a compelling economic reason to go through that, Mario.

Mario Gabelli: And then a question for my (art) department. On the EU, just in the sense if they review you, any particular issues that we should be sensitive to and, secondly, in terms of the timing of the way they work? I mean, you answered Hart-Scott-Rodino in the U.S., but EU.

Ralph Faison: The EU, Mario, tends to have bigger dollar amounts in terms of where they are. And certainly certain countries have a little bit of unique aspects. But in looking at it, the reality is we don't see the issue popping up. Now, that doesn't mean that it won't be looked at, but once they look through where the businesses really are, it doesn't appear to be an issue.

Robert Paul: And there continue to be other players in each of the markets.

Mario Gabelli: So, in other words you're saying it'll be country by country, like Germany as opposed to an EU issue in total?

Robert Paul: We haven't gotten far enough to a final analysis, but it's likely to trip into some of the EU requirements. What they have, as Bob was saying, a larger threshold what they really take a hard look at.

Mario Gabelli: Great. Now that you guys put Andrew and Allen together and got a cubed synergies, what - as I look out and try to understand the Andrew portfolio as I do Allen's, what would you like to add on it? Because you have an extraordinarily strong balance sheet and a strong, good cash flow. What's next if I was following Andrew for one period of time? And maybe this is a bad time to do that.

Ralph Faison: Well, our strategy continues to be consolidation of what we call the RF path or the RF footprint. And we do believe that we're now in the premium position to be that leader. In addition, RF distribution - so, if you look at emerging growth in technology in terms of our - what we refer to


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ANDREW / ALLEN CORPORATIONS INVESTMENT COMMUNITY CALL

                                                                            1-17


     as our in building, our extension of the public wireless area base into hard to reach places. So, it's a $20 billion wireless infrastructure market. And while we are pleased with the pro forma of 1.3, we think we have a lot of room to grow still within this space. And, of course, when the market does, and we're seeing some early signs that the market is about to turn from its downturn of the last year to year-and-a-half, we think we are very, very well positioned to ride that growth in a disproportionately beneficial way.

Mario Gabelli: Well, thanks. I hope to come out and visit you guys soon.

Ralph Faison:  We would welcome that.

Man: Thanks for calling, Mario.

Operator: And our next question comes from Sara Gallagher of Bear Stearns.

Sara Gallagher:  My question's been answered.  Thank you.

Operator:  We'll move now to Nick Graziano of March Partners.

Nick Graziano: Hi. I was wondering if you could just spend a moment on the background of the transaction and how it came about from the Allen side, what prompted you to accept the bid.

Ralph Faison: I think the best person to answer that question might be Floyd
     English and Bob and Phil Colburn. So, why don't I turn that to them?

Robert Paul: Floyd, why don't you start?

Floyd English: The long history of Andrew relationship with Allen Telecom, including having previously owned some of the assets or a percentage of them, back quite a few years ago. So, we've been following Allen and staying in touch with them over the many years. It just makes a wonderful combination. Phil?

Philip Colburn: Well, actually I think we first started talking to Andrew some years ago. It's always been casual and the opportunities always seemed to make an awful lot of sense. And we all each individually went off in different directions for a while. And it was just the right time and the right place and conversations took on much more meat at this time, and we were able to successfully conclude something.

Floyd English: And, Phil, I might add it's always been friendly. That helps.

Philip Colburn: It probably took a new kid on the block to put his nose into it, like Ralph, to make it happen.
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                                                                            1-18


Robert Paul: It is such a strategically obvious union here that it's hard not to see the value of it. But certainly our thesis of consolidation given the state of the industry and where the cost pressures are certainly provide the impetus to drive from a strategic standpoint to make all the sense in the world of why you would do the transaction.

Man: It's nice to know when you're getting married that you're marrying another company that's making profits.

Nick Graziano: Were there any discussions with any other parties?

Man: No.

Nick Graziano: Thank you.

Man: Thanks a lot.

Operator: And our next question comes from Drew Figdor of Tiedeman.

Drew Figdor: Yes. I just wanted to ask whether you - do the customer - one of my concerns would be that you will have a number of people who are already doing business with both parties. Do you expect to lose any customers? And as part of the merger agreement is that a condition that you don't lose a certain percentage of customers?

Ralph Faison: We only have - let me answer your last portion of your question first. We only have standard closing conditions. There are no closing conditions of that. We absolutely do not expect to lose any customers. In fact, as I mentioned, we've already spoken to most of our large customers this morning post-release. They have all responded very positively. If anything, this is a extreme enhancement to the services we can provide to our customers. So, we share a lot of the same customers. We will be seeking synergies on how we approach those customers so that we don't have post-integration here to Andrew people approaching for the same products. So, we will be achieving some synergies in how we contact and manage the accounts associated with our customers. But I would say if there are any customers out there who are currently not buying either Allen or Andrew products we'll be gaining some new customers.

Man: Ralph, in the two major products that Allen has Andrew doesn't sell.

Ralph Faison: Right.

Man: Geo-location and filters. So, even though we do have a minor one, it is minor. So, that's complementary.
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                                                                            1-19


Drew Figdor: You mentioned on the call the - I guess the percentages. I didn't catch it. The bay station market share in the U.S. and the repeaters. What was that again?

Ralph Faison: We did not mention any specific market share numbers. We don't traditionally share those specific numbers. What we did talk about is the number one market position in the products in which we had number one or number two. With this transaction, we also achieve our strategic intent at Andrew of being the number one or number two player in every major market or product area in which we compete.

Man: Globally.

Ralph Faison: Globally, yes.

Drew Figdor: Thank you.

Operator: And our next question comes from John DeMasi of Coronation
     International, Ltd.

John DeMasi: Hi. I don't know if you addressed this. Is due diligence complete?
     Did you look under the hood of both companies?

Man: Yes. All our due diligence activities are complete and there are no, again, non-customary closing conditions associated with due diligence.

John DeMasi: Right. And just in terms of market volatility, if Andrew stock were to trade down dramatically because of the market or anything else, would that be a cause for Allen being able to terminate the deal?

Man: Again, no non-customary closing conditions, nothing of that nature. And please don't say that Andrew stock would ever trade down. That's an awful thought.

John DeMasi: OK. Thanks very much.

Man: Thank you.

Operator: And our next question comes from Craig Naude of Shorewater Ltd.

Craig Naude: Good morning. Thank you and congratulations on what looks...

Ralph Faison: Thank you.

Craig Naude: ... as a very well structured deal. I wonder if you could just put a little more light on the last question, please. You did answer my question on due diligence. But I'm keen to know whether there are any colors - any kind of a (floor) cap on the share price at all. It didn't sound like it, but I just wanted to be clear.
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ANDREW / ALLEN CORPORATIONS INVESTMENT COMMUNITY CALL

                                                                           1-20


Ralph Faison: Well, this is a fixed exchange ratio transaction. As a result, there are no floors, collars, et cetera.

Craig Naude: OK. Good. That's what I thought. Thanks very much, gentlemen, and good luck.

Operator: And we have one question remaining in our queue. If you would like to ask a question, please press star one at this time. And Walter Schenker of Titan Capital Management has our next question.

Walter Schenker: Thank you. Most of them have been answered. But is there any lock up on this?

Ralph Faison: How are you, Walter?

Walter Schenker: Good, thank you.

Ralph Faison: Yes. Again, really only customary. And I'm not sure - different people have used the term lock up differently. It has the standard provisions that would be in a public-to-public transaction.

Man: Fiduciary responsibility, that type of thing in terms of the boards. But, no, there is no collars, no floors, no walk aways, no lock ups.

Walter Schenker: And since everything is customary, I know that an 8-K is going to be filed today. Will the terms of the deal more specifically be in that? Or when would you expect to have all of these normal and customary terms released?

Man: The 8-Ks that will be filed today will include just the press releases that went out, which is the standard form for filing the 8-K, and the rest of the terms would probably be disclosed at some point over the next future days and weeks, particularly when we get into the proxy solicitation materials.

Man: Right. I think that's the first detail material that'll be published will be the distribution of the proxy.

Walter Schenker: OK. Thank you, all, and congratulations again.

Man: Thank, Walter.

Man: Thank you.

Operator: And we'll take our next question from Ted Moreau of Robert W. Baird.

Ted Moreau: Yes. Good morning.

Man: Are we going to see you tomorrow?

Ted Moreau: Yes.

Man: OK.

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ANDREW / ALLEN CORPORATIONS INVESTMENT COMMUNITY CALL

                                                                            1-21



Ted Moreau: We're still on, I presume.

Man: Yes, we are.

Man: Sure.

Ted Moreau: I guess just kind of an overall overview question and probably for either Ralph or Bob Paul, I suppose. But clearly the driver here has been what you refer to as the integration of the RF path and the power amps and the filters, et cetera. What - number one, what do you foresee in terms of overall wireless spending here over the next couple years? And I presume that the RF path in a more difficult environment will be increasing as a part of that spend and will likely to be growing in let's say a flat to declining wireless cap ex environment. Is that pretty much how you see things? And can you quantify that at all?

Man: Yes. Ted, in terms of kind of the macro drivers here, the things we look at, number one, we see continued subscriber growth, the number of subscribers being signed up. Number two, we see the minutes of use associated with subscribers to continue to grow, therefore putting a lot of pressure on the wireless infrastructure network. So, while there has been a reduced capital spend in '02, we fully and firmly believe that that has to turn about. We are seeing some early signs - I would just say early signs that that may have reached its bottom. So, in terms of our overall perspective is while overall wireless spending is and has been down, we think the portion to be spent on the RF footprint, because of this pressure on the net with the continued subscriber ads and then its abuse, is increasing. So, for instance, recently in the last couple of weeks Verizon talked about an additional 4.7 billion spend on their wireless infrastructure. AT&T Wireless talked about more proportion of their - a larger proportion of their overall spend to be dedicated to what we refer to as the footprint, that is, the bay station sites for network capacity. So, we start to see that trend changing and we see the pressure on the network and the pressure for greater service and service coverage pushing more spend, particularly in the direct area that we provide.

Ted Moreau: So, the - even though some of the subscriber office line and some of the carriers, not all of them, probably because of various promotions and pricing plans and market share issue ...

Man: Sure. Even though you see it slowing, what I would say on a much larger scale - so, for instance if we look at global subscriber growth between now and 2006 we project - and based on numbers from you and other fine analysts throughout the industry, we project that the subscriber growth

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ANDREW / ALLEN CORPORATIONS INVESTMENT COMMUNITY CALL

                                                                            1-22


     between now and '06 would add about 500 million additional subscribers. So, taking it from a roughly a billion worldwide today to 1.5 billion by '06. While the percentage is declining, it's on a much larger base. Therefore, the kind of growth we would expect would be very nice.

Man: And look at the minutes of use. That's really the key on the capacity demands on the network.

Man: And so, that - minutes of use is more than doubling between now and 2005.

Man: Whether it's coming from a new subscriber or existing subscriber makes no difference.

Ted Moreau: So, we should be looking at bay stations and capacity and the RF path and the footprint here as a percent of overall cap ex and on both the relative and then absolute basis? And that should grow even in this kind of environment?

Man: Yes. That's our expectation. The needs of the network clearly are having to deal with this capacity issue.

Man: We know that some of the spending, for example, in our domestic market in the last year has been on some software applications, but at this point in time there seems to be at least some of the carriers we emphasize in the actual infrastructure in the RF path because they do need to get more capacity out there for the increasing overall minutes of use.

Ted Moreau: Right.

Man: And, of course, all of the new data applications are increasing the minutes of use and the - it's tying up the network.

Ted Moreau: Right. So, clearly that was the motivation on the transaction, I would presume.

Man: Well ...

Man: I think that we love the market we're in, so that would be motivation for both companies to continue to love that market. But, number two, again, as we mentioned before, strategically consolidating that RF path and filling in the product - and product and category holes to the efficiency and the overall thesis that we've been operating under of consolidation of our industry for better scale, better efficiency in terms of cost performance as well.

Ted Moreau: Great. Thank you very much.

Man: Thanks a lot, Ted.

Man: OK. Thanks, Ted.
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                                                                            1-23


Operator: And that's all the time we have for questions. I'll turn the conference back over to you, Mr. Nicholas, for any additional or closing remarks.

Charles Nicholas: I think actually Ralph's going to close it off for us here.

Ralph Faison: Yes. Thank you, operator. And let me just end by thanking all of you for participating in the call, number one, and your interest in the transaction. We are, hopefully you can tell, extremely excited about this. It makes all an absolute sense within the market where it is today. I'm looking very forward to working with the Allen team, the talent that will be coming from there, and personally looking forward to working with Bob and Phil as we integrate seamlessly and successfully the Andrew and Allen teams to a bigger, better and more efficient Andrew Corporation.

     So, thank you for the call.

Operator: And that concludes today's conference call. Thank you, everyone, for your participation.

                                       END

ADDITIONAL INFORMATION AND WHERE TO FIND IT
Andrew intends to file a registration statement on Form S-4 in connection with the transaction, and Andrew and Allen intend to mail a joint proxy statement/prospectus to their respective stockholders in connection with the transaction. Investors and security holders of Andrew and Allen are urged to read the joint proxy statement/prospectus when it becomes available because it will contain important information about Andrew, Allen and the transaction. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) as well as other documents filed by Andrew and Allen with the SEC at the SEC's web site at www.sec.gov. A free copy of the joint proxy statement/prospectus and such other documents may also be obtained from Andrew or Allen. Andrew and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Andrew's officers and directors in the transaction will be included in the joint proxy statement/prospectus. Allen and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Andrew and Allen in favor of the transaction. Information regarding the interests of Allen's officers and directors in the transaction will be included in the joint proxy statement/prospectus.

SAFE HARBOR STATEMENT
Some of the statements in this document are forward looking statements and we caution our stockholders and others that these statements involve certain risks and uncertainties. Factors that may cause actual results to differ from expected results include the companies' ability to consummate and integrate this acquisition and to realize the synergies and cost savings anticipated from this transaction, the effects of competitive products and pricing, economic and political conditions that may impact customers' ability to fund purchases of our products and services, the companies' ability to achieve the cost savings anticipated from cost reduction programs, fluctuations in international exchange rates, the timing of cash payments and receipts, end user demands for wireless communication services, and other business factors. Investors should also review other risks and uncertainties discussed in company documents filed with the Securities and Exchange Commission.


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